# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NAPC Defense, Inc., CIK 0001703625
CUSIP: 077827103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1501 LAKE AVE SE, LARGO, Florida (FL), 33771
Date of event which requires filing of this statement: 01/27/2026
Filed by CIK 0002108472

## Reporting persons
- Educational Group LLC: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 28,746,428; shared voting power 0; sole dispositive power 28,746,428; shared dispositive power 0; 8.6% of the class

## Item 1. Issuer
Name of issuer: NAPC Defense, Inc.
Address of issuer's principal executive offices: 1501 LAKE AVE SE, LARGO, FLORIDA, 33771

## Item 2. Person Filing
Name of person filing: Educational Group, LLC.
Address of principal business office or, if none, residence:
10231 SE Lennard Rd
Port St. Lucie FL 34952
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 28,746,428
Percent of class: 8.6
Sole power to vote or to direct the vote: 28,746,428
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 28,746,428
Shared power to dispose or to direct the disposition: 0

## Signatures
- Educational Group LLC: Teresa Griggs Haynes, Managing Member (02/17/2026)